                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  __________

                                SCHEDULE 14D-9
                                (RULE 14d-101)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                      SHARED MEDICAL SYSTEMS CORPORATION
     ---------------------------------------------------------------------
                           (Name of Subject Company)

                      SHARED MEDICAL SYSTEMS CORPORATION
     ---------------------------------------------------------------------
                       (Name of Person Filing Statement)

                    Common Stock, par value $.01 per share
               (Including the Associated Preferred Stock Purchase Rights)
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                        (Title of Class of Securities)

                                  819486 10 1
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                     (CUSIP Number of Class of Securities)

                            Bonnie L. Shuman, Esq.
                                General Counsel
                      Shared Medical Systems Corporation
                           51 Valley Stream Parkway
                       Malvern, Pennsylvania  19355-1406
                                (610) 219-6300
     ---------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

                                   Copy to:
                             Thomas E. Wood, Esq.
                          Drinker Biddle & Reath LLP
                              1000 Westlakes Dr.
                                   Suite 300
                       Berwyn, Pennsylvania  19312-2409
                                (610) 993-2200


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEMS 1-8.

N/A

ITEM 9.  EXHIBITS

Text of Joint Press Release issued by Siemens Corporation and Shared Medical Systems Corporation on June 29, 2000:



                                                            CONTACT:  Tom Varney
                                                             Siemens Corporation
                                                                  (212) 258-4335
                                                    thomas.varney@sc.siemens.com

                                                                  Julie McDowell
                                              Shared Medical Systems Corporation
                                                                    610-219-6528
                                                         julie.mcdowell@smed.com


FOR IMMEDIATE RELEASE

SIEMENS CLEARS GERMAN ANTITRUST FOR PENDING ACQUISITION OF SHARED MEDICAL SYSTEMS CORPORATION

      NEW YORK and MALVERN, PA., June 29, 2000 -- Siemens Medical Engineering Group (Med) and Shared Medical Systems Corporation (NYSE:SMS) today announced that the German Federal Cartel Office has concluded its review under the German merger control laws and cleared Siemens Corporation's pending acquisition of Shared Medical Systems Corporation (SMS).

      As previously announced, Siemens Corporation and SMS have entered into a merger agreement under which a wholly owned subsidiary of Siemens Corporation, Autobahn Acquisition Corporation, commenced on May 10, 2000 an all-cash tender offer for all of SMS's outstanding common stock at a price of $73.00 per share. The tender offer is conditioned upon, among other things, there being tendered prior to the expiration date of the tender offer and not withdrawn at least a majority of the outstanding shares of common stock.

      The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Friday, June 30, 2000, unless extended.

      SMS announced on June 20, 2000 that SMS would pay its regular quarterly dividend of $.21 per share. The dividend is payable on July 17, 2000 to all stockholders of record on June
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30, 2000, including those who have tendered their shares. A stockholder's tendering his or her shares will not affect whether the stockholder is a stockholder of record on June 30, 2000, and thus will not affect the stockholder's right to receive the dividend.

      The tender offer may be extended on the terms and conditions stated in the Offer to Purchase. Any extension of the tender offer would be followed as promptly as practicable by a public announcement, which would be issued no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date. Further information and a copy of the Offer to Purchase may be obtained from the information agent for the offer: Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004; (212) 440-9800 (bankers and brokers); (800) 223-2064 (all others). Credit
Suisse First Boston Corporation ((800) 646-4543) is the dealer manager for the tender offer.

      Siemens Medical Engineering Group is one of the world's largest suppliers of innovative products, services and complete solutions for the healthcare industry. Med covers the full spectrum of products, systems and services, ranging from advanced diagnostic and therapy imaging systems and audiology devices, to IT solutions for optimizing processes and improving efficiency in clinics and private practices. Med posted orders worth 4.14 billion euros (DM8.1 billion; $4.35 billion) and sales of 4.09 billion euros (DM8.0 billion; $4.3 billion) in fiscal 1999, and has some 19,000 employees worldwide.

      Siemens AG, the parent of Siemens Medical Engineering, is based in Munich, Germany. It designs, manufactures and markets a wide range of electrical and electronic parts and systems.

      Founded in 1969, Shared Medical Systems Corporation has over 30 years of network computing experience, operating the industry's largest Information Services Center (ISC) and Health Information Network for application hosting, e-commerce, enterprise systems management, and managed Internet services. SMS specializes in information solutions for hospitals, provides process and structural consulting, application services and manages IT infrastructures. As the premier Application Service Provider (ASP) in healthcare, SMS's ISC operates health applications for over 1,000 health providers with connections to over 400,000 customer workstations, and processes 80 million transactions each day.